Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Updated Gold Reserves and Resources
Saskatoon, Saskatchewan, Canada, December 8, 2009 . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) reports that Centerra Gold Inc. (Centerra) today issued a news release, announcing updated mineral reserve and resource estimates and life-of-mine plans for its operating mines. Cameco owns approximately 48.5% of Centerra’s outstanding common shares. The mineral reserve and resource estimates disclosed in this news release have not been prorated to reflect this level of ownership.
Among other things, Centerra announced:
•	At the Kumtor mine, an estimated 1.3 million ounces of gold reserves have been added. After accounting for processing of approximately 409,000 ounces of contained gold in 2009 to October 31, 2009, Kumtor’s proven and probable mineral reserves total an estimated 4.9 million ounces of contained gold as at October 31, 2009.

•	Centerra forecasts the additional estimated mineral reserves will extend the Kumtor open pit mine life by three years from 2014 to 2017.

•	Kumtor’s revised open pit life-of-mine plan incorporates remedial measures to manage the ice and waste movement in the southeast highwall of the Kumtor pit. (Please see the discussion in Centerra’s December 7, 2009 news release under the headings “Remedial Plan to Manage the High Movement Area” and “Further Creep of Waste and Ice Material at Kumtor” for a discussion of these remedial measures and related risks.)

•	Kumtor’s estimated mineral reserves and resources increased due to the changes in the open pit life-of-mine plan as a result of successful exploration drilling and the gold price increase.

•	The updated estimates and plans for Kumtor are the result of a Centerra technical review prompted by geotechnical developments in the Kumtor pit, including the ice and waste movement referred to above. This review is now complete and the results are reflected in the updated information.

•	At the Boroo mine, there was no significant change as a result of updating the mineral reserve and resource estimates.

•	A gold price of $825 (US) per ounce was used for the updated Kumtor and Boroo mineral reserve and resource estimates, compared to $675 (US) per ounce used in the estimates prepared as of December 31, 2008.

•	Centerra’s preliminary 2010 consolidated gold production forecast is 660,000 to 680,000 ounces. Centerra expects the Kumtor mine to produce approximately 540,000 ounces in 2010, which excludes any production from the nearby Sarytor deposit. At Boroo/Gatsuurt, Centerra forecasts production to be 120,000 to 140,000 ounces, which assumes it has received the final operating permit for the Boroo heap leach facility and the commencement of processing of oxide ore from the Gatsuurt project in the second half of 2010.

An updated NI 43-101 technical report is being prepared and will be completed and filed on SEDAR within 45 days of this news release.
Kumtor Mineral Reserve and Resource Summary
(as of October 31, 2009) (11)

(Tonnes and ounces in thousands)(7) (8)
Total Proven and Probable Mineral
	Proven			Probable			Reserves
Mineral Reserves(1)		Grade	Contained		Grade	Contained		Grade	Contained	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Method(3)
Kumtor(1) (5) (9)	1,162	1.3	50	44,051	3.4	4,874	45,213	3.4	4,924	OP

(Tonnes and ounces in thousands)(7) (8)
Total Measured and Indicated Mineral
Measured and Indicated Mineral	Measured			Indicated			Resources
Resources(2)		Grade	Contained		Grade	Contained		Grade	Contained	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Method(3)
Kumtor(4) (5) (9)	18,480	2.4	1,441	12,537	2.3	932	31,017	2.4	2,373	OP

	(Tonnes and ounces in thousands)(7) (8) (10)
	Inferred
Inferred Mineral Resources(2) Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Mining Method(3)
Kumtor(4) (5) (9)	252	1.9	15	OP
Kumtor Stockwork Underground (6)	1,700	11.4	621	UG
Kumtor SB Underground (6)	3,203	17.0	1,751	UG

Total Inferred Resources	5,155	14.4	2,387

1.	The mineral reserves have been estimated based on a gold price of $825 (US) per ounce.

2.	Mineral resources are in addition to reserves. Mineral resources do not have demonstrated economic viability.

3.	“OP” means open pit and “UG” means underground.

4.	Open pit mineral resources occur outside the current ultimate pits which have been designed using a gold price of $825 (US) per ounce.

5.	The open pit mineral reserves and resources at Kumtor are estimated based on a cutoff grade of 1.0 gram of gold per tonne and includes the Central Pit and the Southwest and Sarytor deposits.

6.	Underground mineral resources occur below the Central Pit and are estimated based on a cutoff grade of 7.0 grams of gold per tonne.

7.	A conversion factor of 31.10348 grams per ounce of gold is used in the mineral reserve and resource estimates.

8.	Numbers may not add up due to rounding.

9.	Kumtor mineral reserves and resources include Sarytor mineral reserves of an estimated 3.5 million tonnes grading 3.3 g/t for 372,000 contained ounces, Sarytor and Southwest indicated mineral resources of an estimated 7.0 million tonnes grading 2.3 g/t for 497,000 contained ounces and Sarytor inferred mineral resources of an estimated 0.17 million tonnes grading 1.7 g/t for 9,000 contained ounces.

10.	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

11.	The Kumtor mineral reserve and resource estimates are on a 100% basis and have not been prorated to reflect Cameco’s 48.5% ownership of Centerra’s outstanding common shares.
Qualified Person
The mineral resource and reserve estimates and other scientific and technical information in this news release were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 — Standards of Disclosure for Mineral Projects (NI 43-101) and were reviewed, verified and compiled by Centerra’s geological and mining staff under the supervision of Ian Atkinson, certified professional geologist, Centerra’s vice-president, exploration, who is the qualified person for the purpose of NI 43-101.

Cautionary Note Regarding Forward-looking Information and Statements
This news release contains statements which are not current statements or historical facts and are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied by them. Sentence and phrases containing words such as “estimate”, “forecast”, “plan”, “may”, “can”, “will”, “should”, “expect”, “intend” and negatives of these words, or variations in them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to, mineral reserve and resources estimates, Kumtor and Boroo life of mine estimates and 2010 gold production estimates.
The forward-looking information and statements in this news release are based upon a number of assumptions and are subject to a number of risks factors that could cause results to differ materially, which, in addition to those disclosed in Centerra’s December 7, 2009 news release, include the following assumptions and risks: we have assumed grades and recoveries at Kumtor will remain consistent with the life-of-mine plan to achieve the forecast gold production, but that is subject to the risk that grades or recoveries will be lower than anticipated; the mineral reserve and resource estimates, and mine life estimates, make assumptions about the price of gold which are subject to the risk that the actual price of gold will fall significantly below the assumed price levels; we have assumed the dewatering and depressurization programs at Kumtor continue to produce the expected results and the water management system works as planned but that is subject to the risk of delays or failures in those programs and systems; we have assumed Centerra’s remedial plan to deal with the Kumtor waste and ice movement will be successful within the expected time frames and at the expected costs, but that is subject to the risk of delay, failure or requirements for unanticipated expenditures; we have assumed there will not be any further delays in, or interruption of, scheduled production from Centerra’s mines, including due to natural phenomena (such as earthquakes and pitwall failures), labour or regulatory disputes or other developmental and operational risks such as a need to replace the ring gear at the Kumtor ball mill before the second quarter of 2010 or a need to replace the Kumtor SAG mill liner before the third quarter of 2010, but that is subject to the risk that further delays or interruptions will occur; we have assumed Centerra will be able to obtain, and maintain, all necessary permits, licences and approvals in a timely manner, which is subject to the risk that regulatory authorities will impose unforeseen additional requirements, conditions or restrictions which could limit or delay operations; the assumptions we have made regarding the availability of, and cost, of reagents, supplies and equipment critical to production are subject to the risk that they may not be available, or not available at a reasonable cost; the risk of material adverse changes or fluctuations in foreign currency exchange rates, which we have assumed will not occur; political risks from operating in certain developing countries, including the risks of terrorism, sabotage, nationalization or other changes in laws or regulations, which we have assumed will not occur; and our assumptions that Centerra’s mines and mills can operate without disruption, including, without limitation, due to strikes, lockouts, equipment failure, lack of tailings capacity or civil unrest, and the risk that such disruptions occur.

There may be other factors that cause results, assumptions, performance, achievements, prospects or opportunities in future periods not to be as anticipated, estimated or intended, which are described under the heading “Risk Factors” in Centerra’s most recently filed AIF and Annual Management’s Discussion and Analysis and third quarter Management’s Discussion and Analysis dated September 30, 2009, available on SEDAR at www.sedar.com.
If Centerra’s reserve or resource estimates for its gold properties are inaccurate or are reduced in the future, this would have adverse implications for the estimated future mine life of its operations, which could have an adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition.
Although the forward-looking information in this news release reflects Cameco’s current beliefs on the date of this news release based upon information currently available to management from Centerra and based upon what management believes to be reasonable assumptions, Cameco cannot be certain that actual results, performance, achievements, prospects and opportunities, either expressed or implied, will be consistent with such forward-looking information. By its very nature, forward-looking information necessarily involves significant known and unknown risks, assumptions, uncertainties and contingencies that may cause Centerra’s actual results, assumptions, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release reflects information available as of December 7, 2009. Cameco assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.
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